VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	160,712
Accounts receivable		25,000
Due from related party		10
Right-of-Use Asset		76,922
Property and equipment, net of accumulated depreciation of $9,877		-
Total Assets	$	262,644

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	7,150
Payroll Protection Protection loan		20,833
Lease liability		76,922
Due to parent		2,016
Total liabilities		106,921

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	105,433
Retained earnings	50,280
Total Stockholder's Equity	155,723

Total Liabilities and Stockholder's Equity	$	262,644